FORM 4 Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). (Print or Type Responses)

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section
17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the
Investment Company Act of 1940

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1. Name and Address of Reporting Person * Rouleau R. Michael (Last) (First) (Middle) 8000 Bent Branch Drive (Street) Irving Texas 75063 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol Michaels Stores, Inc. (MIK) 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)

4. Statement for (Month/Day/Year) April 23, 2003 5. If Amendment, Date of Original (Month/Day/Year)

 6. Relationship of Reporting Person(s) to Issuer

     (Check all applicable)

      Director

      10% Owner

  X Officer (give title below)

      Other (specify below)

President and Chief Executive Officer

 7. Individual or Joint/Group
     Filing (Check Applicable Line)

  X  Form filed by One Reporting Person

       Form filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock	4/23/03		M		30,000	A	$15.25
Common Stock	4/23/03		S		30,000	D	$30.0487	61,197(1)	D
								5,952(2)	I	By 401(k) Plan

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day/ Year)	3A. Deemed Execution Date, if any (Month/Day/ Year)	4. Transaction Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Ownership Form of Derivative Securities: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
Stock Option (Right to Buy)	$15.25	4/23/03		M			30,000	(3)	8/04/03	Common Stock	30,000		45,000	D

Explanation of Responses:

(1)

The reported amount includes 11,197 shares of Michaels Stores, Inc. common stock acquired by the reporting person under the Michaels Stores, Inc. Amended and Restated 1997 Employees Stock Purchase Plan, based on a plan statement issued by the plan administrator as of March 31, 2003.

(2)

The reported amount is held by a 401(k) Plan (the "Plan") stock fund assumed to be fully invested in Michaels Stores, Inc. common stock.  The reported amount is based on a plan statement issued by the Plan administrator as of March 31, 2003 as an estimate of the total number of shares that would be available to the reporting person if such holdings were liquidated on that date.

(3)

Exercise of stock options pursuant to original grant to the reporting person on August 5, 1998 of options to purchase 100,000 shares of Michaels Stores, Inc. common stock under the Michaels Stores, Inc. 1997 Stock Option Plan (which option grant consisted of the right to purchase 200,000 shares of common stock subsequent to the two-for-one stock split issued to stockholders of record as of November 12, 2001), all of which are currently vested.

/s/ Elizabeth K. Giddens ** Signature of Reporting Person	April 24, 2003 Date
Elizabeth K. Giddens, Attorney-in-Fact for R. Michael Rouleau

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

*	If the form is filed by more than one reporting person, see Instruction 4(b)(v).

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

http://www.sec.gov/divisions/corpfin/forms/form4.htm

Last update: 09/05/2002